UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

30 April 2008

Telecom Corporation of New Zealand Limited

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 8, North Tower

Telecom House

68 Jervois Quay

Wellington

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐   Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 30 April 2008	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

\

Investing for the Long Term

- PAUL REYNOLDS
- CEO

- Sydney, April 2008

Telecom

Topics & Timetable

Timetable	Topic	Presenter
09.30-11.00 a.m.	Overview & Strategy	Paul Reynolds & Nick Olson
11.00– 11.15 a.m.	Break	
11.15– 12.00 p.m.	Telecom Retail	Simon Moutter
12.00–12.30 p.m.	Gen-i	Chris Quin
12.30–1.30 p.m.	LUNCH	
01.30-02.00 p.m.	Chorus	Mark Ratcliffe
02.00–02.30 p.m.	Telecom Wholesale	Matt Crockett
02.30–03.00 p.m.	AAPT	Paul Broad
03.00–03.30 p.m.	Close	Paul Reynolds

Telecom

Investing for the Long Term

- Investing for **long-term health** and **bottom line growth**
- Building strong customer preference in **Broadband**, **Mobile** and **Australasian ICT**
- Moving to an **all-IP platform for efficiency and innovation**
- **Capex of $1.0-1.1bn in FY09 to transform the business**
  - Declining to $750m by FY13
- **Containing near-term EBITDA decline**
  - 4-6% in FY09; 0-2% in FY10
- **EBITDA inflection within 2 to 3 years**
  - Subsequent growth of 4-6% pa FY11 to FY13
- **Dividend policy to remain at 75%** payout
  - Minimum target of 24 cps pa for the next 2 years
- Committed to **strong A ratings**



Telecom

Shareholders have had a rough ride



2006
2007
2008
2009
2010
2012
6.00
5.00
4.00
3.00
Regulatory intervention
YPG sale announced
Leadership hiatus
Separation Day
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
New wave growth
NGN/PSTN migration
FTTN programme
Transformation programme
W-CDMA mobile build
Undertakings Implementation
Change programmes

Telecom

Global Trends

- Steady fixed line decline
- Maturing broadband & mobile markets
- EBITDA growth through portfolio extensions, geography and ICT
- Shifting focus towards cost reduction
- CAPEX pressure
- Declining free cash flows
- Continuing regulatory pressure


Sources of revenue growth European Telco's (%)
Fixed
Home
-0.8
Abroad
+1.0
Mobile
Home
+0.4
Abroad
+3.3
Average growth
+3.9

Telecom

Telecom Trends

- Historically high retail market share and margin under pressure
- Accelerating fixed line decline
- New regulatory framework
- Growing broadband penetration
- Low share of growing mobile market
- ICT Services growing
- AAPT improving
- Opex increasing due to broadband, mobile and IT services growth
- Regulation and transformation driving a Capex bubble

Connecting New Zealanders
Telecom
gen-i
Telecom Wholesale
Chorus
AAPT TELL IT LIKE IT IS

Telco Cycle



Regulation
Competition
Telecom
BT
Telstra
Growth
Transformation

Telecom

Pressures and Opportunities

- **Pressures**
  - Regulatory undertakings
  - Increasing competition
  - Declining margins in traditional business
  - CDMA cul-de-sac
  - Cost & Capex pressure
  - Shareholder returns

- **Opportunities**
  - Customer focused business units
  - Growth in key areas
  - Operational transformation
  - Cost reduction
  - Capex management



Telecom

Undertakings largely settled by November '07



Impact on overall outcome
Key principles and basic structure
Relevant Services
Governance
PSTN
EOI vs. Fibre
NGN Voice Uptake
Wholesale CEO Incentives
IP Interconnect
TSO Spending
31st March Chorus separation on time
Dec '06
Jun '07
Nov '07
Apr '08

New Operating Model



Customers in New Zealand and Australia
Chorus
Telecom Wholesale
Telecom Retail
Access & Calling
Broadband
Mobile
Gen-i
AAPT
Full P&L and cashflow accountability with internal trading
Technology & Shared Services
Corporate Centre
Scale, scope, and process efficiency

Becoming a Customer-Focused Business

- Building new management team
- Emphasis on customer-driven culture and structure
- New operating model balances customer outcomes and infrastructure/process excellence
- Financial performance transparency and accountability
- Supported by minimalist internal trading to reflect profit & loss in customer-facing units

Telecom

ONE Strategic Response – NZ and Australia

Optimise near-term performance

1. Protect and grow our "traditional" product and service revenues
2. Deliver operational and financial efficiency and effectiveness

Invest for long-term health

3. Invest in world class infrastructure and capability
4. Develop and grow "new wave" products and service revenues

Meet stakeholder expectations

5. Enable our people and business to grow and succeed
6. Meet the needs of key external stakeholders

Delivering strong shareholder returns

Telecom

Protect and Grow Traditional Revenues

Focused on **high-value customers**

Strengths in **Broadband, Mobile and Australasian ICT**

Building powerful **Wholesale businesses**

- Improve customer satisfaction
- Retain fixed access and calling customers
- Grow group broadband connections
- Focus on post-paid business and consumer mobile segments
- Pursue profitable ICT services growth

Telecom

Operational and Capital Efficiency

Clean sheet Capital review almost complete

- Rigorous value assessment for prioritisation
- Best-practice efficiency techniques applied
- Professional practice being embedded

Clean sheet Opex review underway

- Targeting significant opex reduction
- Realising near-term savings ahead of transformation
- Ensuring transformation outcomes are achieved

Telecom

Disciplined Capex Management


CAPEX
Separation
W-CDMA
Fibre-to-the Node
NGN Voice
New products and services
Network Maintenance & Growth
IT systems
Gen-i
AAPT
SX capacity
Regulation & Transformation
"BAU"
FY07
FY08
FY09
FY10
FY11

- Regulation and technology driving increased capex
- BAU capex being compressed
- Capex to return to $750m pa by FY13

Note - chart illustrative only, not drawn to scale

Multi-lever approach to Opex Reduction

Lever	Opportunity
Supply chain excellence	✓✓
Call centre off-shoring	✓✓
Lean network/customer operations	✓✓
Lean corporate centre	✓✓
IT/Network operations outsourcing	✓
Online automation (sales & service)	✓✓✓
Products/platforms rationalisation	✓✓✓✓
IP/NGN transformation	✓✓

Targeting $300m pa legacy opex reduction

Telecom

World Class Infrastructure and Capability


Chorus
Wholesale
Retail
Gen-i
AAPT
Product/Offer transformation
Operating model transformation
IT/Systems transformation
Network transformation
Chorus establish-ment
Wholesale portfolio development
Retail trans-formation (NGT)
Gen-i margin focus
Consumer trans-formation (Hyperbaric)
IT & Shared Capability Transformation
Fibre-to the-Node
ADSL 2+
Ethernet core
Fixed-network Transformation (NGN)
W-CDMA roll-out
On-net migration

Group transformation programmes are on track

Telecom

New Wave Revenues

Ensuring we capture a high share of future services growth


70%
Revenues
PSTN
CDMA Mobile
Legacy Data
Dial-up
Existing Broadband
Broadband & Mobile VAS
Next Gen Broadband
VoIP
IT Services
SaaS
Managed VPN
3G Mobile
FY08
FY09
FY10
FY13

Note - chart illustrative only, not drawn to scale

Proactively engaging with Industry Stakeholders

Key Stakeholders	Key agenda items
Central Government	CEO-Ministerial relationship; TSO review
Local Government	PPP discussions
Commerce Commission	IOG setup; relationship with new commissioner & staff
Industry bodies	TCF (Telecommunications Carriers Forum); NGN "Dialogue"

Build trust; establish a pathway to future deregulation

Telecom

Group EBITDA Outlook



EBITDA
$1,890m*
FY09
-4 to -6%
FY10
0 to -2%
FY11-FY13
CAGR 4-6%
FY08
FY09
FY10
FY13

* Mid point of FY08 guidance

Note - chart illustrative only, not drawn to scale

Group CAPEX Outlook


CAPEX
$1.1b
$975m
$1.0b
$950m
$750m
FY08
FY09
FY10
FY13

Note - chart illustrative only, not drawn to scale

KPIs to watch – Customer and Market

1,000,000
Broadband Connections

Share of **Mobile** market value **above 50%**

Customer satisfaction scores are **World Class**

More than **85%** of total lines supplied by **Telecom Wholesale**

Gen-i
is Australasia's leading ICT services provider with NZ market share of **20%**

Telecom

KPIs to watch - Capability

80% of mobile customers on **W-CDMA**

80% of New Zealanders can receive at least **10-20Mbps**

More than **60%** of customer interactions are **Online**

Separation Undertakings milestones are **met**

Telecom

KPIs to watch - Financial

70%
of revenues are
"New Wave"

Capex-to-sales
ratio less than
13%

$300m of legacy **operating cost** reduced

IT Services EBITDA margin
above 10%

AAPT EBITDA of
A$200m

Telecom

TELECOM NEW ZEALAND

- NICK OLSON
- Acting CFO
- Sydney, April 2008

Telecom

FY08 Guidance

- New Zealand Operations full year EBITDA decline of 7-8%
- Australian Operations EBITDA now A$70m to A$80m
- Group EBITDA $1,880m to $1,900m
- Depreciation & amortisation approximately $730m to $750m
- Financing costs $150m to $160m

- Normalised NPAT guidance for the group remains $700m to $730m

- CAPEX forecast approximately $975m

Telecom

5 Year View

- EBITDA
  - FY09 decline 4-6% YOY
  - FY10 decline 0-2% YOY
  - FY11 return to growth
  - FY11 to FY13 CAGR 4-6%
- CAPEX
  - FY09 CAPEX $1b-$1.1b
  - FY10 CAPEX $950m
  - CAPEX expected to decline to $750m by FY13 and stable

Telecom

Dividends & Imputation

- Dividend policy for FY09 & FY10, to pay out the higher of 75% of reported earnings (after adding back relevant non-cash items) or quarterly dividends of 6 cps, subject to no material adverse change in circumstances.
- Corporate tax rate dropping from 33% to 30% for Telecom from 1 July 2008
- Anticipate
  - Full imputation (at 33%) for Q3 & Q4 FY08 dividends
  - Partial imputation in FY09 – update at full year result
  - Full imputation (at 30%) for FY10 & onwards
- To the extent dividends are not fully imputed in the FY09 year, supplementary dividends will be reduced on a proportionate basis

Telecom

Commitment to Conservative Capital Structure

- Positive outcome from YPG sale has provided financial flexibility
  - Supports investment programme
  - Limits need to access debt markets during current credit crisis
- Committed Standby Facility to be increased from US$500m to NZ$800m
- Committed to strong A ratings

Telecom

Prudent Leverage Targets



1.6x
2008
2009
2010

Net debt to be maintained within targeted leverage levels

Note - chart illustrative only, not drawn to scale

Robust Financial Flexibility

- Comfortable liquidity position
- Strong cashflow generation
- $1 billion of cash at bank – good spread of counterparty risk
- Limited near term financing needs
- Underpinned by NZ$800m Committed Standby Facility



Gross Debt Refinancing
1,000
500
-
Jun-08 Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-19 Jun-20
Maturing Term Debt
Short term debt



Net Debt Refinancing
1,000
500
-
Jun-08 Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Jun-15 Jun-16 Jun-17 Jun-18 Jun-19 Jun-20
Maturing Term Debt
Short term debt

Telecom

Investing for the Long Term

- Investing for **long-term health** and **bottom line growth**
- Building strong customer preference in **Broadband**, **Mobile** and **Australasian ICT**
- Moving to an **all-IP platform for efficiency and innovation**
- **Capex of $1.0-1.1bn in FY09 to transform the business**
  - Declining to $750m by FY13
- **Containing near-term EBITDA decline**
  - 4-6% in FY09; 0-2% in FY10
- **EBITDA inflection within 2 to 3 years**
  - Subsequent growth of 4-6% pa FY11 to FY13
- **Dividend policy to remain at 75%** payout
  - Minimum target of 24 cps pa for the next 2 years
- Committed to **strong A ratings**



Telecom

DISCLAIMER

- This presentation contains not only a review of operations, but also some forward looking statements about TCNZ and the environment in which the company operates. Because these statements are forward looking, TCNZ's actual results could differ materially. The second quarter media release, management commentary and various documents filed with the US Securities & Exchange Commission ("SEC"), including the Annual Report on Form 20-F, contain additional information about matters which could cause TCNZ's performance to differ from any forward looking statements in the presentation. Please read this presentation in the wider context of material previously published by TCNZ and filed with the SEC.

Telecom

TELECOM NEW ZEALAND

- Simon Moutter
- CEO Retail NZ (Acting)
- Sydney, April 2008

Telecom

Global Trends – Local Context

- Market Revenue growth slowing to ~2% p.a.
- Telecom Retail and Gen-i revenue share declining as expected to around 57%
- Fixed Access and Calling margins will continue to decline from a relatively high starting point
- Broadband growth expected to slow
- Mobile minute growth likely offset by price declines but upside exists in share of high value and roaming customers
- Increasing focus on cost reduction and capital management to improve operating earnings



Telecom Retail and Gen-i Share of Total NZ Telecommunications Revenue
70%
68%
66%
64%
62%
60%
58%
56%
54%
52%
50%
Q1 04/05
Q2 04/05
Q3 04/05
Q4 04/05
Q1 05/06
Q2 05/06
Q3 05/06
Q4 05/06
Q1 06/07
Q2 06/07
Q3 06/07
Q4 06/07
Q1 07/08
Q2 07/08



Share of NZ Telecommunications Revenue Q2 07/08
(excl ICT Revenues)
Telecom Retail + Gen-i
VF + iHug
TCL
Slingshot
Other
57%
23%
11%
1%
8%

Telecom

Access and Calling – Current State


Telecom Retail Share of Consumer and SME Markets
Connections
Revenue
100%
95%
90%
85%
80%
75%
70%
Q1 05/06
Q2 05/06
Q3 05/06
Q4 05/06
Q1 06/07
Q2 06/07
Q3 06/07
Q4 06/07
Q1 07/08
Q2 07/08


Combined Consumer and SME ARPU Trends
Telecom
Other
$50
$40
$30
$20
Q1 05/06
Q2 05/06
Q3 05/06
Q4 05/06
Q1 06/07
Q2 06/07
Q3 06/07
Q4 06/07
Q1 07/08
Q2 07/08

Access


Telecom Retail Share of Consumer and SME Markets
Connections
Revenue
72%
70%
68%
66%
64%
62%
60%
Q1 05/06
Q2 05/06
Q3 05/06
Q4 05/06
Q1 06/07
Q2 06/07
Q3 06/07
Q4 06/07
Q1 07/08
Q2 07/08


Combined Consumer and SME ARPU Trends
Telecom
Other
$47
$44
$41
$38
$35
$32
$29
$26
$23
$20
Q1 05/06
Q2 05/06
Q3 05/06
Q4 05/06
Q1 06/07
Q2 06/07
Q3 06/07
Q4 06/07
Q1 07/08
Q2 07/08

Calling

NB: *Market modelling derived from customer surveys and publicly available competitor information*

Telecom

Broadband – Current State


Telecom Retail Share of Consumer and SME Markets
75%
70%
65%
60%
55%
50%
45%
40%
2005/06
2006/07
2007/08
2008/09


Telecom Retail ARPU
$42
$41
$40
$39
$38
$37
$36
$35
$34
2005/06
2006/07
2007/08
2008/09
Regulatory driven price downs

- Aiming to stabilise Retail market share of connections in 08/09 at around 55%
- ARPU declines primarily driven by regulatory decisions

Mobile – Current State


Telecom Share of Total Market
Connections
Revenue
60%
55%
50%
45%
40%
35%
30%
Q1 05/06
Q2 05/06
Q3 05/06
Q4 05/06
Q1 06/07
Q2 06/07
Q3 06/07
Q4 06/07
Q1 07/08
Q2 07/08

Benchmark Post-Paid ARPU's (NZD)

Vodafone UK	$101.64
Vodafone Aus	$107.36
Telstra	$69.74
Optus	$77.64


Post-Paid ARPU Trends
Telecom
Vodafone
$150
$130
$110
$90
$70
$50
$30
Q1 05/06
Q2 05/06
Q3 05/06
Q4 05/06
Q1 06/07
Q2 06/07
Q3 06/07
Q4 06/07
Q1 07/08
Q2 07/08


Pre-Paid ARPU Trends
Telecom
Vodafone
$30
$25
$20
$15
$10
$5
$0
Q1 05/06
Q2 05/06
Q3 05/06
Q4 05/06
Q1 06/07
Q2 06/07
Q3 06/07
Q4 06/07
Q1 07/08
Q2 07/08

***NB:** Market modelling derived from customer surveys and publicly available competitor information*

Telecom

Retail Division Formed – Scope and Dimensions

Consumer	SME	Ferrit & Yahoo

1.3m Fixed Line and 1.8m Mobile Customers

$2,100m Revenue

2,400 Staff

Retail

Manage relationships with mass market retail customers and third party channels and resellers

Product portfolio to include PSTN access and calling, Dial Up, Broadband, Mobile (CDMA/EVDO and GSM/UMTS), NGT offers and hosted Business Software Applications

Telecom

Vision for Telecom Retail

To be a world class Mass Market Retail service provider delivering value added communications, entertainment and hosted business applications to customers



VISION
WHERE WE WANT TO BE
To deliver New Zealanders' most loved service experiences
STRATEGY
WHAT WE'LL DO TO GET THERE
Retail High Five
OUR PURPOSE
Keeping our customers IN TOUCH with their worlds
VALUES
HOW WE NEED TO BE
Respectful
Spirited
Can Do
Together

Three main drivers of change – recent developments

Technology

- Voice and other services now moving rapidly to IP and SaaS applications
- Heavy technology substitution occurring in Data portfolio driven by life-cycle issues on legacy services
- Improving economics of mobile driving both voice and access substitution

Regulation

- Urban/Rural de-averaging introduced into pricing decisions
- Lifting regulatory interest in mobile
- EOI product migration timeline established – very challenging

Competition

- Vodafone purchase of fixed line operation (iHug) intensified whole of business competition
- Unbundlers now entering with services independent of Telecom networks

Retail's 08/09 Strategic Themes

	Telecom Strategic Themes	Retail Strategic Initiatives
Near Term Performance	1 **Protect and grow our "traditional" product and service revenues** through a focus on high-value customer segments	1. Focus on improving service experience and optimising supply chain 2. Revitalise our channels and distribution 3. Improve Broadband preference 4. Return to growth in Mobile
	2 **Deliver operational and financial efficiency and effectiveness** through active and disciplined operational, cost and capital investment management	5. Cost transformation through efficiency programmes, churn management and call volume reduction
Long Term Health	3 **Invest in world class infrastructure and capability** to enable innovation and a lower operating cost base	6. Deliver Retail NGT capability
	4 **Develop and grow "new wave" products and service revenues** To deliver sustainable long-term returns	7. Launch WCDMA 8. Launch SaaS offering

Telecom

Access and Calling - Response

- Market strategy is set to optimise the trade-off between pricing and share loss/substitution
- Building value into Access through subscription calling, calling circles and capped calling offers
- Future of access is more about Broadband than Calling


NEIGHBOURING AREA
only $5 per month
for calls from your homephone to landlines
DOWNUNDER
only $25
per month for calls up to 2 hours
NZ & OVERSEAS
only $45
per month for calls up to 2 hours
freedom

Telecom

Broadband technology investment will improve our propositions

Technology inputs from Wholesale

ADSL2+

250,000 Lines upgraded to ADSL2+

Further 150,000 Lines upgraded by June 2008

Cabinetisation

Began Mid March with Pt Chev

Rolls out nationwide over next 30 months

Highlighting benefits of line speed increase

Retail Technology Improvements

Targeted communications to ensure customers are on appropriate plans for ADSL2+

New higher quality ADSL2+ modems specified

DNS Upgrade has halved web page response times

New technology for support of superior content and services

Caching arrangements being expanded

Interleaving under review

Become NZ's #1 ISP

Telecom

Broadband Issues and Opportunities

Issues

- Share of revenues expected to settle in the 50% to 60% range – targeting 55%
- ARPU's leveled out at $37 - $38. Challenge is now to increase ARPU via plan upsell and Value Added Services in a very price conscious market
- Difficulty charging for increased speed or technology improvements given defacto cost based pricing approach for regulated inputs
- Urban/rural price de-averaging must be addressed at Retail due to de-averaging of regulated inputs

Opportunities

- Driving penetration through remainder of addressable market - being households with PC's within DSL coverage (~1.2million)
- Driving Customer Preference by communicating the many improvements to technology and service already made
- Up-selling of Value Added Services and Software as a Service
- Pricing strategies that appeal to high value customers
- Churn reductions as market stabilises – lowering overall cost of competing in the category

Telecom

Broadband Share of Growth Restored

- Have seen improvement in share of market growth during Q3 07/08 after disappointing Q1 and Q2 results



Telecom Retail Share of Wholesale DSL Market
Telecom Retail Net Growth
Telecom Retail Share of Growth
Net Growth
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Share of Growth
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08

- Our share of YoY growth is still expected to remain below 50% for balance of 07/08
- Competitors pricing for improving future economics of LLU and Naked DSL
- Customer preference for Telecom needs to lift before share will lift

Mobile Near Term Improvement Plan

- Loss of CDMA roaming to Australia, Worldmode device launch delays and billing capability limitations impacting market share - Mobile product team focussed on resolving
- Major retention programme defending roaming base with strengthened Worldmode device line-up and strong promotions developed to push uptake
- Developing acquisition offers focussed on high value customers
- Resolving billing capability inhibitors to calling circle and all-you-can-eat pricing plans
- Emphasising our big speed and coverage advantages in Mobile Broadband

Telecom

Mobile Response

WCDMA Implementation

- On track to launch our nationwide GSM/EDGE network by year end.
- Launch coverage prioritised to the three main centres
- Network build on track with 30% of our base stations installed and first 3G voice, data and SMS calls made in test environment
- Finalising device roadmap, with strong range from leading suppliers across all price tiers
- CDMA network will be supported until at least 2012

WorldMode Roaming Capability

- WorldMode Roaming capability now available to 140 countries for Voice and Text roaming and 75 countries for full Data roaming
- Four WorldMode devices are now available: Samsung W531, Okta Mondo, Samsung SPH i325 (Windows Mobile 6 PDA) and BlackBerry 8830 World Edition
- Uptake of World Mode devices by high value roaming customers is a key activity at present

Telecom

NGT will introduce a new operating model

A service provider business…	A Service Provider receiving inputs from network operators at arms length	Today's integrated business focussed on network returns
…differentiated on customer service experience…	Frictionless experience delivered by customer-centric process design	Complexity; re-work; errors in organically evolved processes
…that achieves and maintains scale via broad market coverage with competitive offers…	Compelling, modular competitively priced packages relevant to customers	Niche or simplistic offers with limited reach; price-based competition
…supported with superior product input aggregation capability…	Best-in-class aggregation, both interfaces and operational practices	In-house development and innovation
…delivered predominantly through self-service channels…	Giving customers control and means to manage their offers on their own terms	Forcing customers to channels that don't work well for them
…resulting in a scale business with low overall cost to serve and lowest unit cost in the market	50%+ market share with low overall cost benchmarked to other providers	Niche lowest cost operator with limited scale

Telecom

Re-aligned NGT plans to enable delivery on all cost, competitive and regulatory imperatives

Original design of NGT focussed on cost and competitive imperatives

- Original design focussed on lower cost business model and competitive imperatives
- Cost out through automated 'first-time-right' processes
- Competitive imperatives met through rapid and flexible configuration of package offers

We were ready to proceed with build in mid-2007

Meanwhile, company committed to significant Undertakings

- Physically separate Retail, Wholesale and Chorus systems
- Provide Broadband over equivalence-of-inputs connectivity
- Replace PSTN with IP voice delivered over broadband infrastructure

Our plans required a comprehensive review to deliver on the new imperatives

Revised plan links new operating model with new products

- The new operating model now delivers on cost, competitive and Undertakings requirements
- We will now be launching the new operating model with new IP products
- NGT and NGN combined now represents a complete replacement of our fixed line product and systems infrastructure

We have a substantively refined and de-risked plan

Telecom

NGT Timeline



NGT Customer Base
We are here
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
Concept and Design
Build Capability
Extend and Refine
Launch Stage 1
Minimum 17,000 customers on IP services
Minimum 15% of Retail customers on IP services
Minimum 60% of customers on IP services
Complete replacement of fixed line products and systems infrastructure

Telecom

Financial Outlook FY08/09


Revenue
Operating Cost
Share of roaming
Churn Management
High Value customer growth
Driving Customer Preference
BB Connection growth
$30-50m
$90-120m
Declining Access base
Fixed Calling price and share
Mobile price and share
Launch of W-CDMA network
NGT Build
Operational Separation
$40-60m
$40-65m
Efficiency Programmes (AVA)
Call Volume Reduction
Off-shoring
Channel & Distribution improvements
Mobile CoS & Supply Chain benefits

Telecom

Financial Outlook - 5 Years



EBITDA
VAS & SaaS uptake
Increasing share of High Value fixed line on NGT
Broadband Penetration
Increasing share of High Value Mobile
Access & Calling Decline
NGT platform drives cost down
Mobile Competition Intensifying
W-CDMA Technology introduced
FY08
FY09
FY10
FY13

Note - chart illustrative only, not drawn to scale

Main Risks

- Further increase in competitive intensity focused on fixed access substitution
- Aggressive uptake and pricing of LLU and Naked DSL services by competitors
- Disruptive effect of Urban/Rural price de-averaging
- Third Mobile entrant
- Operational separation driving internal focus

Telecom

Defining Success

Short Term

Improved customer preference

Cost initiatives kicking in

NGT Build underway

W-CDMA launched and market share of revenue stabilised

Medium Term

Telecom most preferred by customers

NGT propositions in market with strong uptake

Achieved #1 ISP

Broadband penetration nearing saturation

Mobile market share of revenue growing strongly

Undertaking milestones met

SaaS uptake strong

Long Term

Broadband ubiquity achieved

NGT/NGN services prevail

Fixed/mobile convergence achieved

Substantially lower cost to serve

Strong and stable share of high value customers

Telecom

Supplementary Slides

Telecom

Retail Obligations Timeline (1/2)

Mar 2008 – June 2008

- **By 31st March 2008:**
- Codes of Conduct completed and implemented. First phase of training to take place
- **By 30th June 2008:**
- Codes of Conduct Online Training/ accreditation for all Retail staff deployed
- Financial Modelling to reflect input costs (or economic consumption) for Xtra FIPD and PSTN
- Trading Arrangements agreed and in place – specifically supply of Chorus Field Services & UBA
- Vendor or service supply contract signed for development of the core capability required for the Retail Units to deliver a voice service which is designed to be a primary line voice service that uses EUBA without POTS

July 2008 – June 2009

- **By 31st March 2009**
- A Retail Unit voice service which is designed to be a primary line voice service and that uses EUBA without POTS is ready for service in an internal Telecom trial and can be demonstrated
- **By 30th June 2009:**
- End-customer trials underway for a new Retail Broadband Service that consumes BUBA and/or EUBA as an input

July 2009 – June 2010

- **By 31st September 2009**
- End-customer trials underway for a new Retail Unit Voice Service which is designed to be a primary line voice and that uses EUBA without POTS
- **By 31st December 2009**
- BUBA and/or EUBA is consumed by Telecom Business Units as an input in the supply of Retail Broadband Services that are provided to new customers after this date
- UCLL & UBA Backhaul is consumed by Telecom Business Units as an input in the supply of all: UNS (Over Ethernet) services; and EUBA and BUBA (Over Ethernet) services
- A Retail Unit voice service which is designed to be a primary line voice service and that uses EUBA without POTS is available for purchase by customers of the Retail Units
- Resale Equivalence Standard achieved – same products offered via different systems & processes but with same customer experience
- Front End Equivalence standard is achieved – the old EOO definition

Retail Obligations Timeline (2/2)

June 2010 – July 2011

- **By 31st December 2010**
- 90% of Retail Broadband Service customers (who were purchasing a Retail Broadband Service as at 31 December 2009 and who are still purchasing a Retail Broadband Service) migrated to new Retail Broadband Services that consume BUBA or EUBA as an input
- More than 17,000 telephone lines are being supplied with a Retail Unit voice service which is designed to be a primary line voice service and that consumes EUBA without POTS

July 2011 – June 2012

- **By 31st December 2011**
- 100% of Retail Broadband Service customers migrated to new Retail Broadband Services that consume BUBA or EUBA as an input

July 2012 – June 2013

- **By 31st December 2012:**
- More than 15% of Fixed Voice Customer Lines in Telecom Zones 1, 2 or 3 as at 31 December 2012 are being supplied with a Retail Unit voice service which is designed to be a primary line voice service and that uses EUBA without POTS (or an alternative Relevant Service supplied at the same or higher standard of equivalence as EUBA) as an input

July 2013 – and beyond

- **By 31st December 2015**
- More than 60% of Existing PSTN Lines are not using Telecom PSTN Services, and if still being used by the Retail Units have been migrated onto a retail service that uses a Relevant Service as an input which meets the EOI requirements in these Undertakings
- **By 31st December 2020**
- All Telecom customers migrated off PSTN Services and Telecom has ceased selling PSTN Services to customers

Telecom

DISCLAIMER

- This presentation contains not only a review of operations, but also some forward looking statements about TCNZ and the environment in which the company operates. Because these statements are forward looking, TCNZ's actual results could differ materially. The second quarter media release, management commentary and various documents filed with the US Securities & Exchange Commission ("SEC"), including the Annual Report on Form 20-F, contain additional information about matters which could cause TCNZ's performance to differ from any forward looking statements in the presentation. Please read this presentation in the wider context of material previously published by TCNZ and filed with the SEC.

Telecom

Gen-i Retail Division

- CHRIS QUIN
- GM Gen-i

- Sydney, April 2008

Maturing a Growth Business

Telecom

Gen-i: An Australasian ICT Business

- **3,300 staff**
- **3,350 clients,** 300+ with Trans Tasman presence
- **NZ$1.49B revenue** FY06/07
- over 17 locations in NZ and main centres in Australia



PREVENTION. CARE. RECOVERY.
Te Kaporeihana Āwhina Hunga Whara

MINISTRY OF JUSTICE
Tāhū o te Ture

CommonwealthBank

NORFOLK

MINISTRY OF SOCIAL DEVELOPMENT
Te Manatū Whakahiato Ora

Telecom

Global and Local Trends

	GLOBAL	LOCAL
FIXED LINE (BB/calling)	› Price/competition causing flat market trend and declining market share › VOIP offerings eroding fixed line calling and access revenues/margins › VAS an increasing proportion of traditional revenue at significantly lower margins.	› decline @ 3% CAGR › Broadband growth expected to slow to ~1.5% CAGR
MOBILE	› Exponential growth in wireless industry has slowed. Voice and SMS remain the key revenue lines.	› Mobile CAGR 3.6% till 2011
IT SERVICES	› IT market fragmented, low margin, slow growth. › Telco's entering a wide range of extended businesses, including in emerging markets	› Market is mid-phase in maturing ICT. Further commercial convergence to come › ICT CAGR 6.5%, 2008-2012

Telecom

Gen-i Response to Global and Local Trends

- Leverage ICT to retain fixed line and calling revenue, using convergence and applications to maintain position in business broadband and mobile
- Reducing opex across the Gen-i business to achieve improved margins in managed ICT
- Improving capital and opex efficiency and delivering scalable, repeatable solutions and effective delivery models
- Re-shaping for profitable growth in Australasian market



Telecom corporate
client revenue aspirations
DATA
VOICE
MOBILE
01/02
02/03
03/04
04/05
05/06
06/07
07/08
10/11

Gen-i: Current State



IDC: New Zealand IT services tracker, 2007
GEN-I
14%
12%
10%
8%
6%
4%
2%
0%
1H 04
2H 04
1H 05
2H 05
1H 06
2H 06
1H 07



Gen-i IT services revenue growth
TELCO TREND
929.8
903.1
887.7
TELECOM ADVANCED SOLUTIONS
COMPUTERLAND
GEN-I
N.B. SHOWS IT SERVICES REVENUE ACROSS ALL BUSINESS SEGMENTS
01/02
02/03
03/04
04/05
05/06
06/07
07/08
08/09



Mobile
$200M
Data/Broadband
$255M
$1.49B
Voice
$390M
IT Services
$495M



Gen-i bid win rate
AVERAGE WIN RATE
85%

Telecom

Client Preferences


TOTAL
TRANSACTIONAL SELLING / TRADITIONAL PRODUCTS & SERVICES REVENUE
CONSULTATIVE ENGAEMENT ICT SOLUTIONS REVENUE
NZ ($)
MARKET TRANSITION
TIME

". . . WOULD [YOU] CONSIDER ENGAGING WITH THE SAME PROVIDER FOR BOTH IT AND TELECOMMUNICATIONS NEEDS?"


NO
30%
YES
70%

CONSIDERATION OF AN ITC PROVIDER
SOURCE: IDC DIRECTIONS 2007


CLIENTS
HONESTY
TRUST
RELEVANCE
Engagement Structures
Capability & Services
Gen-i NZ Organisation
Partnerships
Vision Values Goals
Segments
LEADERSHIP
CLIENTS
VALUED PROVIDER
• Leverages technology
• Highly competitive
JUST ANOTHER PROVIDER
• Competing on price
• Transactional relationships
TRUSTED ADVISOR
• Differentiating on client value

Telecom

The Phases of Gen-i

gen-i beyond today — FY 04/05 – 07/08

STRUCTURE	(Telecom $ + Gen-i $)
FOCUS	Growth. Complete M&A. Drive value proposition for ICT
MEASURE	Market share, revenue growth

Telecom Advanced Solutions — FY 01/02 – 03/04

STRUCTURE	(Telecom $) + (TAS $)
FOCUS	Differentiate telco using IT
MEASURE	Market share, revenue growth

gen-i NOW!

STRUCTURE	$=(Gen-i/Telecom)
FOCUS	Profitability. Drive customer preference & ICT value proposition.
MEASURE	Revenue & margin growth, customer satisfaction



$1,500M
$1,000M
Total margin contribution
$500M
Gen-i NZ (Rev)
Gen-i Aust (Rev)
$100M
FY04/05 Actual
FY05/06 Actual
FY06/07 Actual
FY07/08 Forecast
FY08/09 Forecast

Telecom

Strategic Execution in Gen-i

Near Term Performance

1. Protect and grow our "traditional" product and service revenues

2. Deliver operational and financial efficiency and effectiveness

- Continue to leverage strong ICT proposition to earn clients' telco business based on clear benefit
- Win and grow mobile with integration proposition
- Deliver our "service delivery and margin maturity" program in FY09 to improve quality and take IT services margins to benchmark levels

Long Term Health

3. Invest in world class infrastructure and capability

4. Develop and grow "new wave" products and service revenues

- Our capability and solutions give clients greater flexibility, robustness and value than alternatives and will remove the risk of change
- Launch SaaS to Corporate and Enterprise market
- Establish new levels of managed services and move to BPO starting with Business Consulting

Stakeholder Commitments

5. Enable our people and business to grow and succeed

- Through leadership and team culture we will attract develop and reward the best people in ICT
- By doing this clients will prefer and commit to our brand for sustainable returns
- By making ICT deliver real business outcomes Gen-i will be preferred by clients

Telecom

Strategy: Margin Growth Through Client Preference

STRUCTURE	INCENTIVE	CLIENT PLANNING	GOVERNANCE	SALES ENABLEMENT

The right sales approach and capability

- Gen-i will win in the business market on value, not price
- Client-led engagements and leadership on the right solutions: scale or customised, or a combination
- Profitable ICT revenues based on the combined Telco and IT products and delivery models
- Sales incentives reward profitable retention and growth, and client satisfaction
- Prioritising based on best return for our investment

Sales academy – overall capability


NOV 04
NOV 05
NOV 06
MAY 07
NOV 07
70%
60%
50%
40%
30%
20%
10%
0%
1
REQUIRES IMPROVEMENT TO MEETS MOST
2
MEETS TO EXCEEDS
3
OUTSTANDING


Sustainability ICT
Workplace ICT

Telecom

Strategy: Service Delivery and Margin Maturity



E2E PROCESS DESIGN
PROGRAMME GOVERNANCE METRICS & REPORTING
CORE ITIL PROCESS REMEDIATION
TRANSITION & TRANSFORMATION MANAGEMENT
KNOWLEDGE MANAGEMENT
SERVICE DESIGN & MANAGEMENT
MANAGED SERVICES SALES & BID MANAGEMENT

DESIRED OUTCOMES	KEY DELIVERABLES	PROJECTED IMPROVEMENTS
Increased client satisfaction More profitable ICT solutions	Demand planning and prioritisation	Select the most favourable projects (margins)
	Resource utilisation efficiency	Right person, right time, aligned to demand
	Process/System/Opex rationalisation	Capex/Opex reduction. Simplified operations
	Process optimisation	Greater accuracy, faster cycle times and completion
	Solution repeatability	Scaleable solutions at lower cost

Telecom

Strategy: Australia, Re-shape for Profitable Growth

Telecommunications | Network IT & Infrastructure | Applications & Integration | BPO & Consultancy

Client Proposition

Managed ICT for Australian businesses, seamlessly scaling regional solutions

"Managed ICT Dashboard"

24/7 single point SLA *Service Management Infrastructure as a Service*

- Managed Telco
- Managed Network
- Managed ICT Infrastructure

Priorities

- Extend Service Delivery and Margin performance improvements from New Zealand to Australasia
- Re-shaping for Gen-i for profitability in the mid-market in Australia (with synergies in New Zealand
- Re-winning critical elements of the Commonwealth Bank of Australia

Telecom

Gen-i KPIs to watch – Clients and Gen-i

Gen-i is the **Most Preferred** ICT services provider in Australasia

Earnings off IT Services **grow 50%**

Grow **Market Share** in New Zealand to **20%**

Gen-i is Australasia's **LEADING ICT services provider**

Market Share in IT Services in Australasia **doubles**

Most **engaged people** in ICT

Share of Gen-i segment **mobile** market value **above 50%**

Gen-i Measures of Success

- **Short Term**
  - Execute "Service Delivery and Margin Maturity" program to lift quality and margin performance
  - Continue to lead in client preference in NZ
  - Buy or build capability to strongly address mid-market opportunity in Australia for managed services
  - Re-winning critical aspects of the CBA business
- **Medium Term**
  - Take the Lead in client preference in NZ and Australia
  - Strong growth in notional "FCF"
- **Long Term**
  - Significant market share in ICT in NZ and a 5%+ position in Australia
  - World class benchmarks attained across quality, returns and sustained cash flow

Success for Gen-i looks like continuing to earn and extend client preference in Australasia and to have world class fundamentals in our operating model

Telecom

DISCLAIMER

- This presentation contains not only a review of operations, but also some forward looking statements about TCNZ and the environment in which the company operates. Because these statements are forward looking, TCNZ's actual results could differ materially. The second quarter media release, management commentary and various documents filed with the US Securities & Exchange Commission ("SEC"), including the Annual Report on Form 20-F, contain additional information about matters which could cause TCNZ's performance to differ from any forward looking statements in the presentation. Please read this presentation in the wider context of material previously published by TCNZ and filed with the SEC.

Telecom

TELECOM NEW ZEALAND

- MARK RATCLIFFE
- CEO Chorus
- Sydney, April 2008

Chorus
A Telecom New Zealand Business

Chorus Establishment

- **31 March 2008 - Separation Day**
  - Chorus established with separate brand and accommodation
  - Chorus CEO and key staff appointed
  - Chorus has a business plan for the balance of this financial year
  - Chorus is responsible for providing UCLL services
  - Chorus employees act in good faith and in the best commercial interests of Chorus within Chorus' scope of business
- 1 July 2008 – most other obligations in the Undertakings apply
- 31 December 2008
  - Internal trading arrangements will be in place
  - UCLL will be consumed by Telecom business units as an input for the supply of certain services including UBA
- 31 December 2011
  - The Undertakings contain detailed migration plans which will see migration to full EOI for the supply of all UCLL services by this date

Chorus
A Telecom New Zealand Business

Profile of Business

Key Fixed Assets	
Buildings & Exchanges	1,800+
Ducting (trenched kms)	16,500km
Copper cables	130,000km
Fibre cables	8,000 to 20,000 km
Existing cabinets	8,800

People	
Chorus staff	225
Service companies	2500

Chorus
A Telecom New Zealand Business

Overview of Products

Category	Overview	Products	
Access	Connectivity from premises to building or exchange	UCLL access (copper)	Fibre
		UCLL SL access (copper)	Fixed wireless
Co-location	Renting space in a Chorus exchange or cabinet	UCLL co-location	Telehousing
		UCLL SL co-location	PSTN co-location
Backhaul	Connectivity from an exchange to customer POP	UCLL backhaul	Enhanced backhaul
		Legacy backhaul	
Field Services	Provisioning, maintenance, support and facilities management services	Copper/fibre fault	Network maintenance
		Installations	House wiring
Network Consultancy	Provision of network design and build services	Kit procurement	Network build
		Network design	

UCLL SL – Unbundled Copper Local Loop Sub Loop
POP – Points of Presence

Chorus
A Telecom New Zealand Business

Customers

- Telecom Retail/Technology & Shared Services
  - Largest customer by providing copper for PSTN
  - Provide 'turnkey' solutions for network build projects
  - Installation and maintenance in customer premises
- Telecom Wholesale
  - Will consume UCLL as an input for a number of services
  - Fibre for FTTP and HSNS
  - Provision of field force services for fault management and maintenance
- Access Seekers
  - Orcon launched services 13 March 2008, Vodafone trials underway
  - Provision of UCLL (regulated) services (Copper Access/Co-location/Backhaul)
  - Commercial services, e.g. 'Enhanced Care'
  - Provision of UCLL Sub-loop services in 2008
- Future Access Seekers
  - Potentially another two
  - Provision of UCLL and other commercial services to smaller Access Seekers

Chorus
A Telecom New Zealand Business

Competition

- Mobile Substitution
  - Vodafone & NZ Communications when they launch
- Competing Copper, Fibre & HFC access networks
  - Residential access (primarily TelstraClear in Christchurch & Wellington)
  - Business fibre access (multiple providers in CBD)
  - Urban & regional backhaul (region specific providers e.g. Vector, FX Networks, and national providers Kordia, TelstraClear)
- Fixed Wireless (WIMAX)
  - Regionally based providers (Woosh Wireless, CallPlus, Airnet)
- MUSH, Local Government & Regional Initiatives
  - Planned 15 networks by 2009; currently 5 (e.g. Network Tasman, North Shore MUSH, KAREN)

Chorus
A Telecom New Zealand Business

Asset Overview

	Purchase Cost	Net book value	Replacement cost
2008	$3.5 - $4.3bn	$1.5 - $1.9bn	$7.2 - $8.8bn
2011	$5bn	$2bn	$9bn

- Currently assigning control to assets to comply with Undertakings
- Significant and complex work underway including designation of sites, nature of assets and other Undertakings requirements
- Lower bounds where control is clear, upper bounds is an estimated value of asset groups that require control to be split.
- Estimated annual capex range over 4 years $250m - $300m pa (includes cabinetisation)

Chorus's 08/09 Strategic Themes

	Telecom Strategic Themes	Chorus Strategic Initiatives
Near Term Performance	1 Protect and grow our "traditional" product and service revenues	1. Lobby for regulated prices that encourage investment 2. Provide outstanding customer service
	2 Deliver operational and financial efficiency and effectiveness	3. Proactive maintenance programme 4. Drive lean operating strategies through all core business processes 5. Develop a rich view of financial and non financial performance metrics
Long Term Health	3 Invest in world class infrastructure and capability	6. Cabinetisation Programme 7. Create & extend best practice partnership model
	4 Develop and grow "new wave" products and service revenues	
Stakeholder Commitments	5 Enable our people and business to grow and succeed	8. Develop a strong employment brand across Chorus and service Company partners 9. Align incentives to maximise contribution to creating Chorus value
	6 Meet the needs of key external stakeholders	10. Meet the letter & Spirit of our Undertakings 11. Develop trusted relationships with Industry and Government stakeholders

Chorus
A Telecom New Zealand Business

Initiatives

- Cabinetisation
  - shortening the copper loop to enable at least 10Mbps to 84% of NZ lines, with speeds up to 20Mbps
  - 2,500 km of fibre and 250 km of trenching
  - 3,600 new cabinets will be deployed over the next four years



Telecom CEO Paul Reynolds with the residents of Pt. Chevalier Auckland celebrating the first cabinet to go live in the area

Chorus
A Telecom New Zealand Business

Initiatives – Regulated Services

- Unbundled Copper Local Loop (UCLL)
  - 5 exchanges opened. An additional 10 exchanges will be enabled by mid April as part of the 'soft launch' (covers approx half of all lines in Auckland)
  - At least 15 per quarter will be enabled on an ongoing basis (expect to have over 90% of lines in Auckland covered by end of next quarter)
  - BAU will be mid May
- UCLL Backhaul
  - STD process still underway
  - Final STD expected 5 June 2008



Orcon Chief Executive, Scott Bartlett at the Orcon UCLL launch event in Ponsonby

Chorus
A Telecom New Zealand Business

Initiatives – Regulated Services

- UCLL Sub Loop
  - Formal STD process initiated with STP due by 27 June 2008
  - Chorus will manage this process and work with Access Seekers and Telecom to ensure the service meets industry requirements
  - No industry demand for the service at this point

- Sub Loop Extension Service
  - Not a regulated product but provides an equivalent service to one Chorus will provide to Telecom
  - Access Seekers will use the service to continue to utilise their exchange based PSTN equipment post cabinetisation
  - Commercial bilateral discussions with interested Service Providers
  - Expect to be able to deliver the service in late 2008

UCLL Sub Loop Pricing

- Ultimately, pricing will be determined by the Commerce Commission through the STD process
- Prices must be set at a level to give Chorus the right incentives to continue to invest in cabinetisation
- Sub Loop Extension Service will provide revenue in addition to UCLL Sub Loop revenue

Chorus
A Telecom New Zealand Business

Initiatives

- Operational Separation
  - Residual separation deliverables for June 2008
  - Business and capability transition through to 2011
  - Product development and delivery
- Service Company
  - Contract expires February 2009
  - Blended model of predominantly fixed price with time & materials
- Business Development
  - Develop customer management capability
  - Look to maximise field force potential
  - Development opportunities with 3rd parties
- Building a business with its own P+L and Balance Sheet
  - Finalising Chorus' asset split and trading arrangements
  - Developing non-financial measures to support outstanding customer service aspiration

Chorus
A Telecom New Zealand Business

Private-Public Partnerships

- Focuses on extending the network reach beyond 80% of NZ lines, where investment case is more challenging
- Chorus will lead discussions with local government and other parties to investigate public-private partnership opportunities
- Three workshops planned in May to develop options

Chorus
A Telecom New Zealand Business

Defining Success

- Short term
  - Establish new business; optimise Field Services model; ramp up cabinetisation programme; detailed planning + design for major system build; build brand awareness
- Medium Term
  - Achieve EOI equivalence for UCLL (incl SL) family of services; develop non-regulated products; PPP plans; and imbed "lean" practices across business
- Long term
  - Complete cabinetisation programme; complete EOI for all services; complete major systems build; full portfolio of non-regulated products + services

DISCLAIMER

- This presentation contains not only a review of operations, but also some forward looking statements about TCNZ and the environment in which the company operates. Because these statements are forward looking, TCNZ's actual results could differ materially. The second quarter media release, management commentary and various documents filed with the US Securities & Exchange Commission ("SEC"), including the Annual Report on Form 20-F, contain additional information about matters which could cause TCNZ's performance to differ from any forward looking statements in the presentation. Please read this presentation in the wider context of material previously published by TCNZ and filed with the SEC.

Chorus
A Telecom New Zealand Business

TELECOM NEW ZEALAND

- Matt Crockett
- CEO, Wholesale New Zealand
- Sydney, April 2008

Telecom

Wholesale Business Mission Statement:

"Supply world class, scalable network services to customers who trust us to help make their businesses thrive, and through this to be a major growth engine for Telecom."

Telecom

Wholesale is central to Group and Industry value


Wholesale Group value drivers
Drive network service category growth e.g. broadband, IP data
Protect and grow Telecom's network scale and share
Enable the industry: platforms for new retail growth; reduced end-to-end costs
Identify and secure new discretionary growth opportunities

Telecom

Clear sources of sustainable competitive advantage

- Network and technology scale, breadth, reach & currency
- Our ongoing, strong customer relationships
- Low cost, lean & efficient operations
- Reliable, predictable and stable services
- Superior access to, and management of, resources

Telecom

Wholesale has a diverse customer base

	Customers	Assets / Products consumed
Integrated carriers	Telecom, Vodafone, TelstraClear, Kordia, Orcon	Own network LLU
Partial network operators	CallPlus, WorldxChange Communications, Compass Communications, Datacom	Consume intermediate data products e.g. UBA, UNS Typically switch own voice traffic Manage own ISP System integrators
Resellers	TrustPower, digitalISLAND Communications, baycity Communications	Resell retail or other end-user ready products

Telecom

Strong business performance over the last 18 months …



Revenue
120
100
80
$m 60
40
20
0
Q1 06/7
Q2 06/7
Q3 06/7
Q4 06/7
Q1 07/8
Q2 07/8
Interconnect
Broadband
Data
Calling
Access

Revenue growth of 11% since July 2006 primarily driven by increases in access and broadband

Underlying core product contribution has grown by 37% over the same period

Substantial ongoing broadband category growth with the Wholesale base doubling over the last year to over 225,000 connections



Broadband Connections
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
-
Millions of connections
Q1 06/7
Q2 06/7
Q3 06/7
Q4 06/7
Q1 07/8
Q2 07/8
Wholesale
Retail

Telecom

… and real progress on improved customer satisfaction

Customer satisfaction survey scores



Overall
6.2
5.5
Key improvement areas:
Account management
7.1
6.5
Service delivery
6.7
6.0
Product and operational capability
5.7
5.4
Billing
4.8
3.9
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
Jun-07
Dec-07

Telecom

Substantial wholesale opportunities are opening up



Core market
Protect & grow current revenues
Expansion options
New markets
Service management
Applications enablement
Network management
Inter-operability
Core network
Backhaul
Access
Possible white-label or resale propositions
VOIP media gateways
Machine to machine applications
Developing capability
Extensive backhaul and core network, with some direct access capability
Enhanced product offering
Managed Services
IP-based service inter-operability
Network management and infrastructure: consolidation onto NGN
UBS, UPC
UBA, UNS, HSNS

Telecom

Our aspiration is to be the NZ 'industry hub'


Security
Real Estate Management
Billing Services
Diagnostics
Bandwidth management
Business Continuity planning
Power Management
White label
Managed services
Wholesale input services
Network management
Vendor Management
Call Centre Management
Managed Services
Alarm Management
Layer 2 network management
Fault Management

Telecom

However, our core business faces increased competition


Alternative mobile networks;
• Vodafone
• NZC
UCLL;
• Vodafone
• Kordia/ Orcon
• TCL
WHOLESALE
Other alternative networks;
• WIMAX
Alternative fixed networks;
• Vector
• City link
• Mush networks

Telecom

Wholesale's 08/09 Strategic Themes

	Telecom Strategic Themes	Wholesale Strategic Initiatives
Near Term Performance	1 **Protect and grow our "traditional" product and service revenues** through a focus on high-value customer segments	3. Optimise our near term market strategy to 'protect and grow' our traditional core business
	2 **Deliver operational and financial efficiency and effectiveness** through active and disciplined operational, cost and capital investment management	2. Consolidate and extend our customer service and operational capability advantage
Long Term Health	3 **Invest in world class infrastructure and capability** to enable innovation and a lower operating cost base	5. Take the operational separation opportunity to transform
	4 **Develop and grow "new wave" products and service revenues** To deliver sustainable long-term returns	4. Develop and capture "new world" growth opportunities
Key enablers	5 **Enable our people and business to grow and succeed** through a clear group vision, mission and values and the embedding of a performance driven and learning based culture	1. Build the business's capacity and capability
	6 **Meet the needs of all external stakeholders** by promoting and championing competitive, and sustainable, market outcomes reducing the need for regulation and creating a path to de-regulation	6. Bring our stakeholders along on the journey

Telecom

Defining Success

- Short term
  - Improved Customer satisfaction; strong cashflow growth; capable core organisation; all promises delivered – trust built with all stakeholders
- Medium Term
  - Fully capable to serve Telecom Retail and Gen-i as customers; retain market share; maintain cashflow growth trajectory; efficiently drive remaining broadband category growth; capabilities to pursue adjacent growth opportunities in place
- Long term
  - Broadband ubiquity; the network services market, and our share of it, has grown; we are embedded as the "Industry Hub"; healthy, profitable, diverse customer base; deregulation

Telecom

DISCLAIMER

- This presentation contains not only a review of operations, but also some forward looking statements about TCNZ and the environment in which the company operates. Because these statements are forward looking, TCNZ's actual results could differ materially. The second quarter media release, management commentary and various documents filed with the US Securities & Exchange Commission ("SEC"), including the Annual Report on Form 20-F, contain additional information about matters which could cause TCNZ's performance to differ from any forward looking statements in the presentation. Please read this presentation in the wider context of material previously published by TCNZ and filed with the SEC.

Telecom

TELECOM NEW ZEALAND

- PAUL BROAD
- CEO AAPT
- Sydney, April 2008

Telecom

Maximising value to shareholders from the AAPT business

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AAPT Guidance

- Strong year on year improvement
- AAPT guidance of A$70-80m
  - Includes $7m YTD restructuring and integration costs
- This is above original plan

	FY07 (Actuals)*	FY08 (Forecast)**
EBITDA	A$44m	A$70-80m

* Includes Gen-I, AAPT, and two months of PowerTel

** AAPT (incl. PowerTel) only. Includes $7m YTD restructuring and integration costs

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AAPT Overview

- 2008F Revenue A$1.1bn
- Wholesale stand-out performer
- Consumer in transition, 185k customers on Hyperbaric (55%)

	Consumer	Business	Wholesale
Revenue	A$410m	A$270m	A$420m
GM%	30%	46%	40%
Market share	3%	2%	8%
Customers	360,000	31,000	450

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Relative Performance by Product

AAPT: Revenue by Product, FY2008


Mobile, 4%
Data & Internet, 28%
Voice, 68%

AAPT: EBITDA by Product, FY2008


Mobile, 0%
Data & Internet, 37%
Voice, 63%

- Rebill 44% of Voice
- Voice a key part of business
- Mobile a small part of business

- Rebill's EBITDA is negative
- Wholesale Voice a significant EBITDA contributor
- Data and Internet contributes disproportionate EBITDA, although Consumer Internet is negative

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FY09 Focus – "Reshaping for Profitable Growth"

- What are we going to do:

1. On-net, on-net, on-net…
2. Engage employee hearts and minds
3. Complete our Consumer transformation
4. Refocus Business to targeted segments
5. Protect the core in Wholesale, while growing on-net sales
6. Uncompromising focus on 'downstream' controllable costs

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Focus by Segment – FY09 and Beyond

Wholesale

- "On-net" focus (i.e. Data)
- Doesn't compete with Business
- Enable our channels to succeed
- Maintain low cost-base
- Protect top 20 customers

Business

- Sell profitable "on-net" products
  - Data and IP
  - Inbound voice
- Narrow segment
  - razor sharp sales focus
- Simple back office delivery
  - align to product simplification

Consumer

- "On-net" focus (i.e. ADSL2+)
- Hyperbaric investment
  - Platform running since Jun-07
- Tried too many things
  - mass migration resulted in call centre overload

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AAPT Strategy Aligns with Telecom's ONE Strategy

	Telecom Strategic Themes	AAPT's Earn the Right Themes: 5 Pillars
Near Term Performance	1 **Protect and grow our "traditional" product and service revenues** through a focus on high-value customer segments	1. **Simple & Focused Go To Market**
	2 **Deliver operational and financial efficiency and effectiveness** through active and disciplined operational, cost and capital investment management	2. **Cost Leadership**
Long Term Health	3 **Invest in world class infrastructure and capability** to enable innovation and a lower operating cost base	3. **Energised People** 4. **Get cON-NEcTed**
	4 **Develop and grow "new wave" products and service revenues** To deliver sustainable long-term returns	5. **Steady & Profitable New Revenue**

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Key Trends in the Market Place

- Network based strategies – “the on-net story”
- Mobility and Data/Internet
- Government National Broadband Network (NBN) initiative

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AAPT's On-net Opportunity

Why important?	What are we doing?

- Gross margin uplift
- Control over end to end service delivery
- Competitor "yield focus"
	- Improving yield:
	  - On-net sales
	  - On-net migration
	  - Product development
	- Significant savings come from $150m targeted COGS (of $750m)



Third Party Leased Capacity
"On-net" Capacity
100
90
80
70
60
50
40
30
20
10
0
40+%
25+%
70+%
40+%
Data Service
Voice Service
Data Service
Voice Service

The Importance of Mobility and Data/Internet

Observations	What are we doing?
Combined market c.$21bn of the $32bn Telco market	Leverage DSL and Fibre access network ("on-net") - Launched ADSL2+ - Mid-band Ethernet
Growing in excess of 5% p.a.	Leverage mobile relationships
AAPT has negligible mobile market share and c.4-8% data/internet	Developing credible mobile offer
Customers preference converging mobility and data/internet	Convergence product in development

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Government National BB Network (NBN) initiative

Observations

- Govt committed to building high speed access network
- Bid requires 98% coverage at a minimum 12 Mbps
- Expert Task-force announced 11 Mar 08
- Two futures:
  - Continued TLS dominance (unlikely)
  - Level playing field, with competition reform
    - Structural or operational separation on agenda

What are we doing?

- AAPT member of G9 consortium
- Key attributes of G9 bid:
  - Structurally separated
  - 'Fair' access prices
  - 'Roll-in' of infrastructure
- Implication:
  - Lower access margins offset by lower access network costs
  - no change to transmission and CBD fibre
  - Competitive advantage shifts to product innovation and service

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AAPT Potential Profitability

- Industry benchmarks:
  - Consumer - iiNet – 19.6% EBITDA
  - Business/Wholesale - PowerTel (pre merger) – 21.3% EBITDA

- Overall AAPT should return 15-20% ($150m-$200m) EBITDA
  - Wholesale – on path to 20-25% EBITDA
  - Business – target of 15-20% EBITDA
  - Consumer – our major turnaround focus

- c.$100m incremental cash to current performance
  - Add values to group (c.10% to share price)

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Defining Success

- Short term
  - Will beat plan this year
- Medium Term
  - EBITDA growth in FY09 and beyond, based on:
    - On-net, on-net, on-net
    - Energised people excited about the prospects for a profitable and cash flow positive AAPT
    - Cost leadership – aggressively attack cost structure
    - Focus sales on profitable growth
    - SIMPLE and focused go to market – drive complexity out of AAPT
- Long term
  - Level playing field for access seekers, self funding sustainable business units, creating value for Telecom shareholders, pursuing growth opportunities

Telecom

DISCLAIMER

- This presentation contains not only a review of operations, but also some forward looking statements about TCNZ and the environment in which the company operates. Because these statements are forward looking, TCNZ's actual results could differ materially. The second quarter media release, management commentary and various documents filed with the US Securities & Exchange Commission ("SEC"), including the Annual Report on Form 20-F, contain additional information about matters which could cause TCNZ's performance to differ from any forward looking statements in the presentation. Please read this presentation in the wider context of material previously published by TCNZ and filed with the SEC.

Telecom